UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 10, 2009

Commission File Number 001-33725

Textainer Group Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM HX

Bermuda

(441) 296-2500

(Address and telephone number, including area code, of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Fourth Quarter 2008 and Full Year Results and Declares Quarterly Dividend,” dated February 10, 2009.

Exhibit

1.	Press Release dated February 10, 2009

Exhibit 1

Textainer Group Holdings Limited Reports Fourth Quarter 2008 and

Full Year Results and Declares Quarterly Dividend

Fourth Quarter and Year 2008 Highlights

•	Paid a $0.23 per common share dividend on November 26, 2008 to all shareholders of record as of November 17, 2008;

•	Declared a dividend of $0.23 per common share, payable on March 3, 2009 to all shareholders of record as of February 20, 2009;

•

Recorded net income excluding unrealized losses on interest rate swaps, net(1) of $26.3 million, or $0.55 per diluted common share for the fourth quarter, and $97.3 million, or $2.03 per diluted common share for 2008;

•	Recorded net income of $12.9 million, or $0.27 per diluted common share for the fourth quarter, and $85.2 million, or $1.78 per diluted common share for the year ended December 31, 2008;

•	Recorded revenue of $65.6 million and $277.1 million for the fourth quarter and year ended December 31, 2008, respectively.

HAMILTON, Bermuda, February 10, 2009 (BUSINESS WIRE) — Textainer Group Holdings Limited (NYSE:TGH) (“Textainer” or the “Company”), the world’s largest lessor of intermodal containers based on fleet size, today reported results for the fourth quarter and the year ended December 31, 2008.

Total revenue for the quarter was $65.6 million, which was a decrease of $5.1 million, or 7%, compared to $70.6 million in the prior year quarter primarily due to an $8.8 million, or 72%, decrease in trading container sales proceeds to $3.4 million compared to $12.2 million in the prior year quarter due to a decline in the number of trading containers available for sale. EBITDA(1) for the quarter was $40.9 million, which was a decrease of $0.2 million, or 1%, compared to $41.2 million in the prior year quarter.

Net income excluding unrealized losses on interest rate swaps, net(1) for the quarter was $26.3 million, a 43% increase over the $18.4 million earned in the prior year quarter. Net income per diluted common share excluding unrealized losses on interest rate swaps, net(1) for the quarter was $0.55 per share, a 41% increase over the $0.39 per share in the prior year quarter. Net income for the quarter was $12.9 million, which was a decrease of $2.1 million, or 14%, compared to $15.0 million in the prior year quarter, primarily due to an increase in unrealized losses on interest rate swaps, net of $12.5 million, partially offset by a net tax benefit for the quarter of $4.0 million compared to a tax expense of $2.2 million in the prior year quarter as the Company re-measured its income tax liabilities, which resulted in a net reduction in income tax expense as less activity was occurring in certain taxing jurisdictions in which the Company conducts business.

Total revenues for the year ended December 31, 2008 increased by $21.3 million, or 8%, to $277.1 million compared to $255.8 million for the prior year. EBITDA(1) for the year ended December 31, 2008 increased by $23.7 million, or 15%, to $177.7 million compared to $154.0 million for the prior year.

Net income excluding unrealized losses on interest rate swaps, net(1) for the year ended December 31, 2008 was $97.3 million, a 33% increase over the $73.3 million earned in the prior year. Net income per diluted common share excluding unrealized losses on interest rate swaps, net(1) for the year ended December 31, 2008 was $2.03 per share, a 13% increase over the $1.80 per share for the prior year. Net income for the year ended December 31, 2008 was $85.2 million, a 26% increase over the $67.7 million for the prior year.

John A. Maccarone, President and CEO of Textainer commented, “We are pleased with our strong 2008 fourth quarter and full year results. In addition to posting strong net income for the quarter and year, 2008’s net income was the highest in Textainer’s history and we recorded impressive results in virtually every area of the business. Specifically, we increased long-term lease originations, maintained high utilization rates, realized historically high margins on container sales, renewed and expanded our debt facilities and entered into the refrigerated container market. While the overall demand for our containers started to decline in the fourth quarter, utilization averaged 95.7% during the quarter and 94.8% for the year. This high utilization for the quarter and year further supports our strategy of securing a large portion of our containers on long-term contracts with a diverse group of shipping lines. In addition, our container resale segment had the best year in its history. Full year resale income before taxes of $14.3 million exceeded last year’s record results by $4.0 million, or 38%.”

Mr. Maccarone continued, “With today’s announced dividend of $0.23 per share, Textainer has declared its sixth consecutive quarterly dividend since going public in October of 2007 and Textainer has paid dividends for nineteen consecutive years. As a public company, we have declared cumulative dividends of $1.32 per share, while targeting a conservative payout ratio of 50%, enabling the Company to retain a conservative leverage ratio. Furthermore, in this difficult environment, we have maintained one of the strongest liquidity positions in the industry. Our over $300 million in available credit bodes well for Textainer to be able to take advantage of the current weakness in the market and seek attractive opportunities in acquisitions and sale and leaseback and long-term lease transactions. During challenging economic times, we remain committed to implementing strategies that maximize utilization, and continue to focus on leveraging Textainer’s experience, size and scope to best serve its customers.”

Outlook

Industry

During the second half of 2008, a global financial crisis, particularly affecting the credit markets as well as equity markets, accelerated and the global recession deepened. Though Textainer cannot predict the extent, duration or ramifications of the global financial crisis and the global recession, the Company believes that the current downturn in the world’s major economies and the constraints in the credit markets is likely to cause containerized cargo volume growth to slow or contract on some trade routes in 2009. Typically, a slowdown in containerized cargo volume growth leads to a surplus of containers, lower utilization, higher direct costs (mainly storage costs), weaker shipping lines going out of business and a reduction in the size of container fleets. While near-term demand has clearly been affected by the global recession, over the long-term we expect the industry could continue to grow at about 2.4 times global GDP, a level that was achieved through several cycles from 1980 to 2007.

Textainer’s Operations

Although Textainer’s utilization reached a record high during 2008, redeliveries of containers have recently increased significantly with a notable decline in leaseouts, contributing to a decline in utilization. Textainer has been advised by some of its customers that heavy redeliveries are expected to continue at least through March or April of 2009. Approximately 80% of these redeliveries have been in Asia, where Textainer expects demand for containers to increase to the extent that market conditions improve. This should help mitigate empty repositioning costs the Company might otherwise incur. In addition, Textainer is rationing remaining available storage space in some locations and offering alternative redelivery points due to a lack of storage space, primarily in some locations in Asia and Europe. Finally, to date, there have been four bankruptcies and defaults among Textainer’s smaller customers, totaling about 1% of the Company’s owned and managed fleets, in which a substantial portion of the containers have already been recovered or are in the process of being recovered. In 2009, Textainer expects that there could be more bankruptcies from smaller customers and demands for rental rate discounts.

Textainer does not currently anticipate that a large long-term surplus of leased containers will develop, due to a substantial decline in production of new containers and an increase in disposal rates for older standard dry freight containers by shipping lines and lessors. Most factories that produce containers have been closed and the companies operating them have indicated that they will not reopen these factories at least until April 2009. Since many shipping lines are currently finding it difficult to access debt financing, but still must utilize scarce capital to finance vessels, it is possible that they will conclude in 2009, as they did in 2008, that it will be more cost-effective to extend leases of in-fleet containers than either to buy containers at higher prices or to lease new containers. Additionally, in order to keep utilization as high as possible during the current economic downturn, Textainer’s main focus is to extend the leases of in-fleet containers as shipping lines seek to reduce operating costs because of declining freight rates.

Strategic Focus

Textainer’s long-term strategy is to grow both organically and through acquisitions. The Company believes that the challenges facing our industry, which are noted above, may result in potential acquisition opportunities. As a result of renewing, amending and expanding its credit facilities in 2008, Textainer has more than $300 million of liquidity with its credit facilities and available cash and maintains low leverage relative to past levels. Despite the difficulty in projecting future results in the current economic environment, the Company intends to actively seek accretive acquisition opportunities in the months ahead.

Another possible area for growth Textainer intends to pursue is the sale and leaseback of customer-owned containers. These sale and leaseback transactions can be attractive to customers because they free up cash for other capital needs, such as vessel financing. The Company expects these sale and leaseback transactions will enable Textainer to buy attractively priced containers from customers and place them on leases for the remainder of their marine service lives.

Dividend

On February 9, 2009, Textainer’s board of directors approved and declared a quarterly cash dividend of $0.23 per share on Textainer’s issued and outstanding common shares, payable on March 3, 2009 to shareholders of record as of February 20, 2009. This dividend is unchanged from the prior quarter and will be the sixth quarterly dividend since Textainer’s October 2007 initial public offering, for a total of $1.32 per share in dividend payments since the offering was completed. The dividend represents 42% of net income excluding unrealized losses on interest rate swaps, net for the fourth quarter.

Investors’ Webcast

Textainer will hold a conference call and a Webcast at 11:00 a.m. EST on Wednesday February 11, 2009 to discuss Textainer’s 2008 fourth quarter and full year results. An archive of the Webcast will be available one hour after the live call through February 11, 2010. For callers in the U.S. the dial-in number for the conference call is 1-877-718-5107; for callers outside the U.S. the dial-in number for the conference call is 1-719-325-4796. To access the live Webcast or archive, please visit Textainer’s website at http://www.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is the world’s largest lessor of intermodal containers based on fleet size. We have a total of more than 1.3 million containers, representing over 2 million twenty-foot equivalent units, in our owned and managed fleet. We lease containers to more than 400 shipping lines and other lessees. We principally lease dry freight containers, which are by far the most common of the three principal types of intermodal containers, although we also lease specialized and refrigerated containers. We have also been one of the largest purchasers of new containers among container lessors over the last 10 years. We believe we are also one of the largest sellers of used containers, having sold more than 170,000 containers during the last two years to more than 1,000 customers. We provide our services worldwide via a network of 14 regional and area offices and over 350 independent depots in more than 130 locations.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding (i) Textainer’s belief that the current downturn in the world’s major economies and the constraints in the credit markets is likely to cause containerized cargo volume growth to slow or contract on some trade routes; (ii) Textainer’s expectations with regard to the growth of its industry; (iii) Textainer’s expectation that containers redelivered in Asia would be in demand to the extent that market conditions improve and, as a result, would help it mitigate large scale empty repositioning costs; (iv) Textainer’s expectation that there could be more bankruptcies from smaller customers and demands for rental rate discounts in 2009; (v) Textainer’s expectation that a large long-term surplus of leased containers will not develop due to a substantial decline in production of new containers and an increase in disposal rates for older standard dry freight containers by shipping lines and lessors; (vi) Textainer’s hope that shipping lines will conclude in 2009 that it would be more cost-effective to extend leases on in-fleet containers than either to buy containers at higher prices or to lease new containers; (vii) Textainer’s expectations and intentions regarding the extension of leases on in-fleet containers as shipping lines seek to reduce operating costs because of declining freight rates; (viii) Textainer’s intentions regarding acquisition opportunities; and (ix) Textainer’s expectations and intentions regarding sale and lease back transactions. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the risk that the current global financial crisis and global recession may adversely affect our business, financial condition and results of operations, including the risk that the current global financial crisis and global recession may delay or prevent Textainer’s customers from making payments; the risk that gains and losses associated with the disposition of equipment may fluctuate; Textainer’s ability to finance the continued purchase of containers; the demand for leased containers depends on many political and economic factors beyond Textainer’s control; lease and freight rates may decline; the demand for leased containers is partially tied to international trade; Textainer faces extensive competition in the container leasing industry; the international nature of the container shipping industry exposes Textainer to numerous risks; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 4 “Risk Factors” in Textainer’s Quarterly Reports on Form 6-K for the three and nine months ended September 30, 2008 and for the three months ended March 31, 2008, filed with the Securities and Exchange Commission on November 10, 2008 and May 14, 2008, respectively.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

December 31, 2008 and 2007

(Unaudited)

(All currency expressed in United States dollars in thousands)

	December 31, 2008	December 31, 2007
Assets
Current assets:
Cash and cash equivalents	$71,490	$69,447
Accounts receivable, net of allowance for doubtful accounts of $5,855 and $3,160 in 2008 and 2007, respectively	49,328	44,688
Net investment in direct financing and sales-type leases	17,086	9,116
Containers held for resale	1,596	3,798
Prepaid expenses and other current assets	3,271	2,527
Deferred taxes	1,961	352
Due from affiliates, net	39	9

Total current assets	144,771	129,937
Restricted cash	16,107	16,742
Containers, net of accumulated depreciation of $335,188 and $322,845 in 2008 and 2007, respectively	999,411	856,874
Net investment in direct financing and sales-type leases	74,633	48,075
Fixed assets, net of accumulated depreciation of $8,008 and $7,795 in 2008 and 2007, respectively	1,406	1,230
Intangible assets, net of accumulated amortization of $12,642 and $4,700 in 2008 and 2007, respectively	64,751	72,646
Interest rate swaps	—	127
Other assets	2,688	2,715

Total assets	$1,303,767	$1,128,346

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$4,922	$4,612
Accrued expenses	10,212	11,115
Container contracts payable	2,068	28,397
Due to owners, net	10,877	18,019
Secured debt facility	—	6,585
Bonds payable	58,000	58,000

Total current liabilities	86,079	126,728
Revolving credit facilities	53,000	21,500
Secured debt facility	300,402	124,391
Bonds payable	313,241	370,938
Interest rate swaps	19,387	4,409
Long-term income tax payable	16,074	15,733
Deferred taxes	7,577	10,814

Total liabilities	795,760	674,513

Minority interest	58,398	49,717

Shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 47,604,740 and 47,604,640 at 2008 and 2007	476	476
Additional paid-in capital	166,744	163,753
Notes receivable from shareholders	—	(432)
Accumulated other comprehensive (loss) income	(224)	579
Retained earnings	282,613	239,740

Total shareholders’ equity	449,609	404,116

Total liabilities and shareholders’ equity	$1,303,767	$1,128,346

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Income

Three Months and Years Ended December 31, 2008 and 2007

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three months ended December 31,		Years ended December 31,
	2008	2007	2008	2007
Revenues:
Lease rental income	$51,584	$47,119	$198,600	$192,342
Management fees	6,584	7,587	28,603	24,125
Trading container sales proceeds	3,432	12,182	34,231	25,497
Gains on sale of containers, net	3,964	3,749	15,647	13,544
Other, net	—	(6)	—	284

Total revenues	65,564	70,631	277,081	255,792

Operating expenses:
Direct container expense	6,810	6,539	25,709	32,895
Cost of trading containers sold	3,063	10,206	26,596	20,753
Depreciation expense	11,636	12,861	48,900	48,757
Amortization expense	1,665	1,699	6,979	3,677
General and administrative expense	4,801	5,335	20,991	18,063
Short-term incentive compensation expense	1,194	1,037	4,257	4,094
Long-term incentive compensation expense	860	912	3,148	932
Bad debt expense, net	563	(156)	3,663	1,133

Total operating expenses	30,592	38,433	140,243	130,304

Income from operations	34,972	32,198	136,838	125,488

Other income (expense):
Interest expense	(7,675)	(9,716)	(26,227)	(37,094)
Interest income	227	1,299	1,482	3,422
Realized (losses) gains on interest rate swaps and caps, net	(1,809)	492	(5,986)	3,204
Unrealized losses on interest rate swaps, net	(16,722)	(4,197)	(15,105)	(8,274)
Gain on lost military containers, net	83	—	2,252	4,639
Other, net	(383)	97	(203)	56

Net other income (expense)	(26,279)	(12,025)	(43,787)	(34,047)

Income before income tax and minority interest	8,693	20,173	93,051	91,441

Income tax benefit (expense)	3,950	(2,169)	871	(6,847)
Minority interest benefit (expense)	284	(2,960)	(8,681)	(16,926)

Net income	$12,927	$15,044	$85,241	$67,668

Net income per share:
Basic	$0.27	$0.32	$1.79	$1.66
Diluted	$0.27	$0.32	$1.78	$1.66
Weighted average shares outstanding (in thousands):
Basic	47,605	47,605	47,605	40,800
Diluted	47,690	47,605	47,827	40,841

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Years Ended December 31, 2008 and 2007

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2008	2007
Cash flows from operating activities:
Net income	$85,241	$67,668

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	48,900	48,757
Bad debt expense, net	3,663	1,133
Unrealized losses on interest rate swaps, net	15,105	8,274
Amortization of debt issuance costs	2,662	1,395
Amortization of intangible assets	6,979	3,677
Amortization of acquired above-market leases	963	—
Gains on sale of containers and lost military containers, net	(17,899)	(18,183)
Share-based compensation expense	3,022	911
Minority interest expense	8,681	16,926
Changes in operating assets and liabilities	(15,084)	13,876

Total adjustments	56,992	76,766

Net cash provided by operating activities	142,233	144,434

Cash flows from investing activities:
Purchase of additional shares of Textainer Marine Containers Ltd.	—	(71,131)
Purchase of containers and fixed assets	(320,218)	(207,171)
Purchase of intangible assets	(106)	(56,000)
Proceeds from sale of containers and fixed assets	68,312	70,200
Receipt of principal payments on direct financing and sales-type leases	14,255	7,594

Net cash used in investing activities	(237,757)	(256,508)

Cash flows from financing activities:
Proceeds from revolving credit facility	77,500	49,500
Principal payments on revolving credit facility	(46,000)	(28,000)
Proceeds from secured debt facility	288,500	236,000
Principal payments on secured debt facility	(119,200)	(157,300)
Principal payments on bonds payable	(58,000)	(58,000)
Decrease in restricted cash	635	5,247
Debt issuance costs	(3,129)	(297)
Initial public offering costs	—	(2,905)
Issuance of common shares	—	140,872
Repayments of notes receivable from shareholders	432	1,623
Dividends paid	(42,368)	(46,581)

Net cash provided by financing activities	98,370	140,159

Effect of exchange rate changes	(803)	199

Net increase in cash and cash equivalents	2,043	28,284
Cash and cash equivalents, beginning of the year	69,447	41,163

Cash and cash equivalents, end of the period	$71,490	$69,447

Supplemental disclosures of noncash investing activities:
Increase in accrued container purchases	$(26,329)	$(4,530)
Containers placed in direct financing and sales-type leases	$48,783	$23,488

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Non-GAAP Reconciliation of Net Income to EBITDA and Net Income to Net Income Excluding

Unrealized Losses on Interest Rate Swaps, Net

Three Months and Years Ended December 31, 2008 and 2007

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1) The following is a reconciliation of net income to EBITDA, a reconciliation of net income to net income excluding unrealized losses on interest rate swaps, net and a reconciliation of net income per diluted common share to net income per diluted common share excluding unrealized losses on interest rate swaps, net for the three months and years ended December 31, 2008 and 2007. EBITDA (defined as net income before interest income and interest expense, realized and unrealized losses on interest rate swaps, net, income tax (benefit) expense, minority interest (benefit) expense, depreciation and amortization expense and the related impact on minority interest (benefit) expense), net income excluding unrealized losses on interest rate swaps, net (defined as net income before unrealized losses on interest rate swaps, net and the related impact on income tax (benefit) expense and minority interest (benefit) expense) and net income per diluted common share excluding unrealized losses on interest rate swaps, net (defined as net income per diluted common share before unrealized losses on interest rate swaps, net and the related impact on income tax (benefit) expense and minority interest (benefit) expense) are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. EBITDA, net income excluding unrealized losses on interest rate swaps, net and net income per diluted common share excluding unrealized losses on interest rate swaps, net are presented solely as supplemental disclosures. Management believes that EBITDA may be a useful performance measure that is widely used within our industry and net income excluding unrealized losses on interest rate swaps, net may be a useful performance measure because Textainer intends to hold its interest rate swaps until maturity and over the life of an interest rate swap held to maturity the unrealized (gains) or losses will net to zero. EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison. Management also believes that net income excluding unrealized losses on interest rate swaps, net and net income per diluted common share excluding unrealized losses on interest rate swaps, net are useful in evaluating our operating performance because unrealized losses on interest rate swaps, net is a noncash, non-operating item. We believe EBITDA, net income excluding unrealized losses on interest rate swaps, net and net income per diluted common share excluding unrealized losses on interest rate swaps, net provides useful information on our earnings from ongoing operations. We believe that EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. EBITDA, net income excluding unrealized losses on interest rate swaps, net and net income per diluted common share excluding unrealized losses on interest rate swaps, net have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	They do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•

Although depreciation is a noncash charge, the assets being depreciated may be replaced in the future, and neither EBITDA, net income excluding unrealized losses on interest rate swaps, net or net income per diluted common share excluding unrealized losses on interest rate swaps, net reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and

•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended December 31,		Years Ended December 31,
	2008	2007	2008	2007
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of EBITDA:
Net income	$12,927	$15,044	$85,241	$67,668
Adjustments:
Interest income	(227)	(1,299)	(1,482)	(3,422)
Interest expense	7,675	9,716	26,227	37,094
Realized losses (gains) on interest rate swaps and caps, net	1,809	(492)	5,986	(3,204)
Unrealized losses on interest rate swaps, net	16,722	4,197	15,105	8,274
Income tax (benefit) expense	(3,950)	2,169	(871)	6,847
Minority interest (benefit) expense	(284)	2,960	8,681	16,926
Depreciation expense	11,636	12,861	48,900	48,757
Amortization expense	1,665	1,699	6,979	3,677
Impact of reconciling items on minority interest (benefit) expense	(7,028)	(5,677)	(17,020)	(28,595)

EBITDA	$40,945	$41,178	$177,746	$154,022

Reconciliation of net income excluding unrealized losses on interest rate swaps, net:
Net income	$12,927	$15,044	$85,241	$67,668
Adjustments:
Unrealized losses on interest rate swaps, net	16,722	4,197	15,105	8,274
Income tax (benefit) expense	—	—	—	—
Impact of reconciling items on minority interest expense	(3,347)	(862)	(3,058)	(2,594)

Net income excluding unrealized losses on interest rate swaps, net	$26,302	$18,379	$97,288	$73,348

Reconciliation of net income per diluted common share excluding unrealized losses on interest rate swaps, net:
Net income per diluted common share	$0.27	$0.32	$1.78	$1.66
Adjustments:
Unrealized losses on interest rate swaps, net	0.35	0.09	0.32	0.20
Income tax expense	—	—	—	—
Impact of reconciling item on minority interest (benefit) expense	(0.07)	(0.02)	(0.07)	(0.06)

Net income per diluted common share excluding unrealized losses on interest rate swaps, net	$0.55	$0.39	$2.03	$1.80

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2009

Textainer Group Holdings Limited

/s/ John A. Maccarone
John A. Maccarone
President and Chief Executive Officer